SECOND AMENDMENT TO LEASE

THIS SECOND AMENDMENT TO LEASE ("Second Amendment") is entered into as of May 18, 2012 (the "Second Amendment Effective Date"), by and between PPF PARAMOUNT ONE MARKET PLAZA OWNER, L.P., a Delaware limited partnership ("Landlord") and VELTI USA, INC., a Delaware corporation ("Tenant") with reference to the following facts:

A
Landlord and Tenant are parties to that certain lease dated as of September 29, 2011 (the "Original Lease"), which lease has been previously amended by that certain First Amendment to Lease dated as of November 15, 2011 (the "First Amendment") (the Original Lease, as so amended, being referred to herein as the "Lease"), pursuant to which Landlord leases to Tenant space currently containing 37,521 rentable square feet (the "Current Premises") described as Suite Nos. 600 and 700A on the sixth (6th) and seventh (7th) floors, respectively of the Steuart Tower in the building commonly known as One Market, located at One Market Street, San Francisco, California (the "Building").

B.
Pursuant to the provisions of Section 52(a) of the Original Lease, Tenant was granted a Right of First Offer with respect to Offering Space located on the fifth (5th) floor of the Steuart Tower (the "Right of First Offer"). In accordance with the provisions of the Right of First Offer, Landlord delivered an Advice (the "Advice") to Tenant; pursuant to which Landlord offered to lease to Tenant certain Offering Space designated as Suite

500, more particularly described in Exhibit A attached hereto, consisting of 36,436 rentable square feet of space (and hereinafter referred to as the "Expansion Space"); Tenant has timely exercised its Right of First Offer to lease such Expansion Space in accordance with the terms of the Advice. Accordingly, Landlord and Tenant agree that the Expansion Space shall be added to the Premises on the terms and conditions set forth in this Second Amendment.

NOW, THEREFORE, in consideration of the above recitals which by this reference are incorporated herein, the mutual covenants and conditions contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

I. Expansion. Effective as of May 1, 2013 (the "Expansion Date"), the Premises, as defined in the Lease, is increased by the addition of the Expansion Space, and from and after the Expansion Date, the Current Premises and the Expansion Space, collectively, containing
73,957 rentable square feet, shall be deemed the "Premises" for all purposes under the Lease. The term for the Expansion Space shall commence on the Expansion Date and end on the Expiration Date. The Expansion Space is subject to all the terms and conditions of the Lease except as expressly modified herein. The Expansion Date shall be delayed to the extent that Landlord fails to deliver possession of the Expansion Space due to holding over by prior occupants. Any such delay in the Expansion Date shall not subject Landlord to any liability for any loss or damage resulting therefrom.

2. Base Rent. From and after August 1, 2013 (the "Expansion Rent Commencement Date"), in addition to Tenant's obligation to pay Base Rent for the Current Premises, Tenant shall pay Landlord Base Rent for the Expansion Space as follows:

66281005\!805152.3

Months From and After Rent Commencement Date	Annual Rate Per Rentable Square Foot	Monthly Base Rent

1 - 12	$57.50	$174,589.17
13-24	$58.50	$177,625.50
25-36	$59.50	$180,661.83
37-48	$60.50	$183,698.16
49-60	$61.50	$186,734.50
61 - Expiration Date	$62.50	$189,770.83

3. Expenses, Taxes and Insurance Expenses. From and after the Expansion Date, (a) Tenant's Share will be increased to 4.61% to reflect the addition of the Expansion Space to the Premises and (b) the Tax Base Year, Operating Expense Base Year and Insurance Expense Base Year for the Expansion Space will each be the calendar year 2013 (i.e., the same as the Tax Base Year, Operating Expense Base Year and Income Expense Base Year for the Current Premises).

4.     Letter of Credit.

(a) Initial Increase. Pursuant to the provisions of the Original Lease, Landlord delivered to Tenant a Letter of Credit in the amount of $1,031,827.50 (the "Letter of Credit"). On or before the Expansion Date, Landlord shall cause the face amount of the Letter of Credit to be increased to $2,000,000.00. Such increase shall be effected by an amendment to the existing Letter of Credit in form and substance reasonably satisfactory to Landlord.

(b)     Reduction in Letter of Credit Amount. From and after the Expansion Date, Section 10(f)
of the Original Lease shall be deemed deleted and replaced with the following:

Provided that Tenant has not previously been in Default prior to the effective date of the applicable reduction request and further provided that Tenant is not in Default at the time of such request, upon written request by Tenant, the face amount of the Letter of Credit (as increased pursuant to Section 4(a) above) may be reduced, at each anniversary of the Expansion Date, by an amount equal to two hundred fifty thousand dollars ($250,000.00); provided, however, that in no event will the Letter of Credit Amount be reduced below one million two hundred fifty thousand dollars ($1,250,000.00).

5. Improvements to Expansion Space.

(a) Condition of Expansion Space. Tenant has inspected the Expansion Space and agrees to accept the same "as is" without any agreements, representations, understandings or obligations on the part of Landlord to (i) perform any alterations, additions, repairs or improvements, (ii) fund or otherwise pay for any alterations, additions, repairs or improvements to the Expansion Space, or (iii) grant Tenant any free rent, concessions, credits or contributions of money with respect to the Expansion Space, except as may be expressly provided otherwise in this Second Amendment.

6628100511805152 3

(b) Landlord has agreed to provide an allowance to Tenant to be applied towards certain costs associated with the design and construction of improvements in the Expansion Space (the "Tenant Improvements", and said allowance being referred to as the "Allowance"). Tenant may elect to perform the Tenant Improvements itself, in which event the Work Agreement attached hereto as Exhibit B-1 shall apply. Alternatively, Tenant may elect to have Landlord manage the construction of the Tenant Improvements, in which event, the Work Agreement attached hereto as Exhibit B-2 shall apply. Tenant shall have the right to the Allowance, and to construct the Tenant Improvements, at any time following the Expansion Date provided that, prior to any disbursement of Allowance by Landlord, (i) Tenant must have delivered the amendment to Letter of Credit described in Section 4(a) above and (ii) Tenant shall notify Landlord as to whether Tenant has elected to manage the construction of the Tenant Improvements or has elected to retain Landlord to manage the construction of Tenant Improvements. Following delivery of any such notice described in clause (ii) of the immediately preceding sentence, the applicable Work Agreement (i.e., either Exhibit B-1 or Exhibit B-2) will govern the design and construction of the Tenant Improvements and the disbursement of the Allowance.

6.     Parking. From and after the Expansion Date, the aggregate number of Spaces to be licensed by Tenant from Landlord will be:

(a)     Six (6) unreserved Spaces in the On-Site Garage; and

(b)     Twenty Four (24) unreserved Spaces in the Off-Site Garage.

7.    Deleted Provisions. Section 52(a) of the Original Lease is deleted, null and void and of no further force or effect.

8.     Miscellaneous.

(a) This Second Amendment and the attached exhibits, which are hereby incorporated into and made a part of this Second Amendment, set forth the entire agreement between the parties with respect to the matters set forth herein. There have been no additional oral or written representations or agreements.

(b) Except as herein modified or amended, the provisions, conditions and terms of the Lease shall remain unchanged and in full force and effect.

(c) In the case of any inconsistency between the provisions of the Lease and this Second Amendment, the provisions of this Second Amendment shall govern and control.

(d) Submission of this Second Amendment by Landlord is not an offer to enter into this Second Amendment but rather is a solicitation for such an offer by Tenant. Landlord shall not be bound by this Second Amendment until Landlord has executed and delivered the same to Tenant.

(e) The capitalized terms used in this Second Amendment shall have the same definitions as set forth in the Lease to the extent that such capitalized terms are defined therein and not redefined in this Second Amendment.

6628100511805152 3

(f) Tenant hereby represents to Landlord that Tenant has dealt with no broker in connection with this Second Amendment, other than Cushman & Wakefield of California, Inc. ("Tenant's Broker"). Tenant agrees to defend, indemnify and hold Landlord harmless from all claims of any brokers, other than Tenant's Broker, claiming to have represented Tenant in connection with this Second Amendment. Landlord hereby represents to Tenant that Landlord has dealt with no broker in connection with this Second Amendment, other than Jones Lang LaSalle Americas, Inc. ("Landlord's Broker"). Landlord agrees to defend, indemnify and hold Tenant harmless from all claims of any brokers claiming to have represented Landlord in connection with this Second Amendment. Following the mutual execution and delivery of this Second Amendment, Landlord will pay a commission to Landlord's Broker, who will compensate Tenant's Broker with a portion of such commission, pursuant to the terms of a separate agreement.

(g) Each signatory of this Second Amendment represents hereby that he or she has the authority to execute and deliver the same on behalf of the party hereto for which such signatory is acting.

(h) This Second Amendment shall be of no force and effect unless and until accepted by Velti Pic ("Guarantor"), who by signing below shall agree that the Guaranty executed by Guarantor in connection with the execution of the Original Lease shall apply to the Lease, as amended herein.

(i) Tenant represents and warrants to Landlord that Tenant is currently in compliance with and shall at all times through and including the Termination Date (including any extension thereof), remain in compliance with the regulations of the Office of Foreign Asset Control ("OFAC") of the Department of the Treasury and any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action relating thereto.

(j) This Second Amendment may be executed in multiple counterparts each of which is deemed an original but together constitute one and the same instrument. This Second Amendment may be executed in so-called "pdf" format and each party has the right to rely upon a pdf counterpart of this Second Amendment signed by the other party to the same extent as if such party had received an original counterpart.

[SIGNATURES ARE ON FOLLOWING PAGE]

6628100511805152 3

IN WITNESS WHEREOF, Landlord and Tenant have duly executed this Second
Amendment as of the Second Amendment Effective Date.

LANDLORD:

PPF PARAMOUNT ONE MARKET PLAZA OWNER, L.P., a Delaware limited partnership

By:     PPF PARAMOUNT GP, LLC, a Delaware limited liability company

By: /s/ Jolanta K. Bott
Name: Jolanta K. Bott
Title: Vice President

TENANT:

VELTI USA, INC.,
a Delaware corporation

By:	/s/ Sally Rau
Print Names:	Sally J. Rau
Its:	Chief Administrative Officer & General Counsel

GUARANTOR:

Guarantor hereby acknowledges the terms and conditions of the foregoing Second Amendment and agrees that the Continuing Guaranty of Lease, executed by Guarantor in favor of Landlord will guaranty the obligations of Tenant under the Lease, as amended by this Second Amendment.

VELTI pic

By:	/s/ Alex Moukas
Print Names:	Alex Moukas
Its:	Chief Executive Officer

6628100511805152 3